Exhibit 99.1

Mingzhu Announces Unaudited Financial Results for the Six Months Ended June 30, 2023

SHENZHEN, China, December 27, 2023 – MingZhu Logistics Holdings Limited (“MingZhu” or the “Company”) (NASDAQ: YGMZ), an elite provider of logistics and transportation services to businesses, today announced its unaudited financial results for the six months ended June 30, 2023.

Mr. Jinlong Yang, CEO of MingZhu, commented, “While the broader economic environment remained challenged, with customers adjusting to demand fluctuations, our team was focused and worked to minimize the impact of the volatility where we could. Through our efforts, we were able to reduce operating expenses in the first six months of 2023, compared to the year ago period, enabling us to maintain a healthy balance sheet. Our longer-term business diversification strategy remains in place but has been slowed by a sluggish acquisition environment given higher interest rates and costs, including an 83% increase in our transportation costs, which served to depress our net income. We believe there are meaningful opportunities for further cost reductions in our operations and have made this a priority moving forward as we continue to adjust our business to the evolving market.”

Operating Results for the Six Months Ended June 30, 2023

Revenue for the six months ended June 30, 2023, decreased by $4,239,764, or 7.0%, to $56.1 million from $60.3 million for the same period of last year.

Total operating expenses decreased by $1,430,036, or 2.4%, to $57.0 million for the six months ended June 30, 2023, from $58.4 million for the same period of last year.

Net loss for the six months ended June 30, 2023 was $805,636 compared to net income of $1,645,083 in the year ago period. The decrease in net income was primarily due to the lower revenue.

Balance Sheet and Cash Flow

As of June 30, 2023, the Company had a $4.3 million balance of cash, and an accounts receivable balance of $15.5 million. The balance of prepayment to suppliers totaled $10.7 million as of June 30, 2023, compared to $7.3 million as of December 31, 2022, as the Company retrieved partial payments back from suppliers or received services and products.

About MingZhu Logistics Holdings Limited (NASDAQ: YGMZ)

Established in 2002 and headquartered in Shenzhen, China, MingZhu Logistics Holdings Limited is a 4A-rated professional trucking service provider. Based on the Company’s regional logistics terminals in Guangdong Province and Xinjiang Autonomous Region, MingZhu Logistics Holdings offers tailored solutions to our clients to deliver their goods through our network density and broad geographic coverage across the country by a combination of self-owned fleets tractors and trailers and subcontractors’ fleets. For more information, please visit ir.szygmz.com.

Forward-Looking Statements

The statements in this press release regarding the Company’s future expectations, plans and prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding plans, goals, objectives, strategies, future events, expected performance, assumptions and any other statements of fact that have not occurred. Any statements that contain the words “may”, “will”, “want”, “should”, “believe”, “expect”, “anticipate”, “estimate”, “calculate” or similar statements that are not factual in nature are to be considered forward-looking statements. Actual results may differ materially from historical results or from those expressed in these forward-looking statements as a result of a variety of factors. These factors include, but are not limited to, the Company’s strategic objectives, the Company’s future plans, market demand and user acceptance of the Company’s products or services, technological advances, economic trends, the growth of the trucking services market in China, the Company’s reputation and brand, the impact of industry competition and bidding, relevant policies and regulations, fluctuations in China’s macroeconomic conditions, and the risks and assumptions disclosed in the Company’s reports provided to the CSRC (China Security Regulatory Commission). For these and other related reasons, we advise investors not to place any reliance on these forward-looking statements, and we urge investors to review the Company’s relevant SEC filings for additional factors that may affect the Company’s future results of operations. The Company undertakes no obligation to publicly revise these forward-looking statements subsequent to the filing of these documents as a result of changes in particular events or circumstances.

For further information, please contact:

MingZhu Logistics Holdings Limited

Jingwei Zhang

Email: company@szygmz.com

Phone: +86 186-5937-1270

Investor Relations

David Pasquale

Global IR Partners

Email: YGMZ@globalirpartners.com

Phone: +1-914-337-8801

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of	As of
	June 30,	December 31,
	2023	2022
	USD	USD
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$4,307,362	$5,687,311
Accounts receivable, net	15,496,761	19,127,321
Prepayments	10,666,774	7,339,861
Other receivables	3,462,794	2,795,843
Loans receivable*	31,085,776	28,622,704
Amount due from related parties	5,406,484	2,677,345
Total current assets	70,425,951	66,250,385

NON-CURRENT ASSET
Property and equipment, net	7,338,773	9,073,698
Deferred tax assets	241,381	238,237
Deposits	3,059,220	2,657,126
Goodwill	33,237,409	33,237,409
Total non-current asset	43,876,783	45,206,470
Total assets	$114,302,734	$111,456,855

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank borrowings	$13,842,541	$10,022,335
Accounts payable	7,147,277	10,134,535
Other payables and accrued liabilities	33,376,960	29,054,674
Amount due to related parties	6,933,731	6,108,866
Tax payable	4,754,198	5,278,436
Current maturities of long-term bank borrowings	206,209	586,935
Current portion of capital lease and financing obligations	714,621	757,088
Total current liabilities	66,975,537	61,942,869

NON-CURRENT LIABILITIES
Long-term bank borrowings	274,485	253,352
Long-term portion of capital lease and financing obligations	687,901	1,158,642
Total non-current liabilities	962,386	1,411,994
Total liabilities	67,937,923	63,354,863

SHAREHOLDERS’ EQUITY
Ordinary shares: $0.001 par value, 50,000,000 shares authorized, 22,960,277 and 22,960,277 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively**	22,960	22,960
Share subscription receivables	(848,414)	(847,086)
Additional paid-in capital	41,583,382	41,734,546
Statutory reserves	1,046,249	1,036,841
Retained earnings	5,825,256	7,704,538
Accumulated other comprehensive Loss	(1,264,622)	(1,549,807)
Total shareholders’ equity	46,364,811	48,101,992
Total liabilities and shareholders’ equity	$114,302,734	$111,456,855

*	Loans receivable mainly comprise of interest-free advances to third parties as a result of strategic business cooperation.

**	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on February 12, 2020, and the surrender and cancellation of shares effected on May 21, 2020.

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Unaudited)

	For the Six Months Ended June 30,
	2023	2022
	USD	USD
REVENUES	$56,090,997	$60,330,761

COSTS AND EXPENSES
Transportation costs	32,840,752	17,953,860
Costs of rental services	13,020,751	24,962,970
Costs of insurance services	8,576,401	12,740,606
General and administrative expenses	2,112,502	2,471,467
Sales and marketing expenses	442,500	294,039
Total costs and expenses	56,992,906	58,422,942

(LOSS) INCOME FROM OPERATIONS	(901,909)	1,907,819

OTHER (EXPENSES) INCOME
Interest expenses	(413,618)	(652,372)
Other expenses	(12,815)	(358,267)
Other income	482,540	1,237,049
Total other income, net	56,107	226,410

(LOSS) INCOME BEFORE INCOME TAXES	(845,802)	2,134,229

(BENEFIT) PROVISION FOR INCOME TAXES	(40,166)	489,147

NET LOSS	(805,636)	1,645,082

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	285,185	(229,321)
COMPREHENSIVE (LOSS) INCOME	$(520,451)	$1,415,761

Weighted average shares used in computation:
Basic*	21,429,877	21,429,877
Diluted*	20,885,442	20,885,442

(LOSS) EARNINGS PER SHARE - BASIC*	$(0.04)	$0.07
(LOSS) EARNINGS PER SHARE - DILUTED*	$(0.04)	$0.07

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on February 12, 2020, and the surrender and cancellation of shares effected on May 21, 2020.

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

			Share	Additional			Accumulated Other Comprehensive
			Subscription	Paid-in	Statutory	Retained	Income
	Shares*	Amount	Receivables	Capital	Reserve	Earnings	(Loss)	Total
		USD	USD	USD	USD	USD	USD	USD
BALANCE, December 31, 2022	22,960,277	$22,960	$(847,086)	$41,734,546	$1,036,841	$7,704,538	$(1,549,807)	$48,101,992

Net income (loss) for the period	-	-	-	-	-	(805,636)	-	(805,636)
Foreign currency translation adjustment	-	-	(1,328)	(151,164)	-	(1,064,238)	285,185	(931,545)
Appropriation to statutory reserve	-	-	-	-	9,408	(9,408)	-	-
BALANCE, June 30, 2023	22,960,277	$22,960	$(848,414)	$41,583,382	$1,046,249	$5,825,256	$(1,264,622)	$46,364,811

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended June 30,
	2023	2022
	USD	USD
Cash flows from operating activities:
Net (loss) income	$(805,636)	$1,645,083
Adjustments to reconcile net income to net cash provided (used in by operating activities:
Amortization of deferred financing fees	-	26,607
Provision for doubtful accounts	19,413	-
Depreciation for property and equipment	851,324	3,441,564
Deferred income tax benefit	(12,532)	(24,798)
Changes in operating assets and liabilities
Accounts receivable	3,015,034	(19,659,925)
Prepayments	(3,845,327)	1,080,484
Other receivables	(2,629,641)	702,011
Loans receivable	(1,992,268)	(12,301,292)
Deposits	(822,745)	-
Accounts payable	(2,821,222)	9,226,616
Other payables and accrued liabilities	5,356,422	9,259,017
Tax payables	(278,606)	2,572,424
Net cash used in operating activities	(3,965,784)	(4,032,209)

Cash flows from investing activities:
Purchases of equipment	-	(1,343,653)
Disposal of equipment	31,102	-
Cash from acquisition of subsidiary	-	410,863
Net cash provided by (used in) investing activities	31,102	(932,790)

Cash flows from financing activities:
Proceeds from short-term bank borrowings	4,876,613	2,988,620
Repayment of short-term bank borrowings	(354,778)	(1,122,278)
Repayment of long-term bank borrowings	-	(149,756)
Repayments of loans from other financial institutions	(784,097)	(144,126)
Repayments of obligations under capital leases	-	(1,864,325)
Amounts advanced from related parties	3,222,649	3,128,231
Repayments to related parties	(4,257,112)	-
Net cash provided by financing activities	2,703,275	2,836,366

Effect of exchange rate change on cash	(148,542)	86,862

Net decrease in cash	(1,379,949)	(2,041,771)
Cash at beginning of the period	5,687,311	5,752,117
Cash at end of the period	$4,307,362	$3,710,346

Supplemental disclosure of cash flow information:
Interest paid	$504,655	$242,386
Income tax paid	$10,620	$769,924

Supplemental non-cash investing and financing information:
Non-cash capital leases to acquire revenue equipment	$-	$-
Uncollected receivable from disposal of revenue equipment	$-	$-

Reconciliation to amounts on consolidated balance sheets:
Cash	$4,307,362	$3,710,346
Restricted cash	-	-
Total cash and restricted cash	$4,307,362	$3,710,346